UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

U.S. Xpress Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

90338N 10 3

(CUSIP Number)

Mr. Patrick E. Quinn

U.S. Xpress Enterprises, Inc.

4080 Jenkins Road

Chattanooga, Tennessee 37421

(423) 510-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90338N 10 3

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patrick E. Quinn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,394,522 8 SHARED VOTING POWER 300,000 9 SOLE DISPOSITIVE POWER 1,394,522 10 SHARED DISPOSITIVE POWER 300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,694,522
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission on October 14, 1994 (the “Schedule 13D”), as amended by Amendment No. 1 filed on April 24, 1995 (“Amendment No. 1”) and Amendment No. 2 filed on October 24, 2000 (“Amendment No. 2”), relates to the Class A Common Stock, $.01 par value of U.S. Xpress Enterprises, Inc. (the “Issuer”), the principal executive offices of which are located at 4080 Jenkins Road, Chattanooga, Tennessee 37421.

Item 2.	Identity and Background.

The reporting person, Patrick E. Quinn, is a Director, Co-Chairman of the Board, President and Treasurer of the Issuer. The principal business and office address of the reporting person is 4080 Jenkins Road, Chattanooga, Tennessee 37421. During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he could have become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Quinn is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

In connection with a public offering of shares of the Issuer on December 15, 2004, Mr. Quinn sold 900,000 shares of Class A Common Stock of the Issuer, and Quinn Family Partnership, a Tennessee general partnership, of which Mr. Quinn’s wife, Anna Marie Quinn, is general partner, sold 100,000 shares of Class A Common Stock of the Issuer. On December 28, 2004, Mr. Quinn sold 50,000 shares of Class A Common Stock pursuant to an over-allotment option granted to the underwriters in connection with the public offering.

The shares of the Issuer owned by Mr. Quinn are held for investment purposes. Mr. Quinn does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer (other than as a participant in the Issuer’s equity compensation plans for its senior executives in his capacity as President and Treasurer of the Issuer); an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action. Notwithstanding the foregoing, any of the preceding actions may be, from time to time, proposed to and acted upon by the board of directors of the Issuer, of which Mr. Quinn is a member, in the normal course of the Issuer’s business. Thus, in the normal course of discharging his duties as a director or as President and Treasurer of the Issuer, and in his capacity as such, Mr. Quinn may be required to consider or review any such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Quinn is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,694,522 shares of Class A Common Stock of the Issuer1 constituting approximately 13.0% of the 13,055,378 shares of Class A Common Stock2 that were deemed to be outstanding as of December 15, 2004. Mr. Quinn expressly disclaims beneficial ownership of the 300,000 shares held by Quinn Family Partnership.

(b) Mr. Quinn has the sole power to vote and dispose of 1,394,522 of the shares of Class A Common Stock of the Issuer for which beneficial ownership is reported.3

Mr. Quinn shares the power to vote and dispose of 300,000 shares of Class A Common Stock for which beneficial ownership is reported as a result of his relationship with his wife, Anna Marie Quinn, who holds the power to vote and dispose of such 300,000 shares of Class A Common Stock as the Managing Partner of Quinn Family Partnership. Mrs. Quinn’s address for purposes of this filing is 4080 Jenkins Road, Chattanooga, Tennessee 37421. During the last five years, Mrs.

[1]	Such 1,694,522 shares of Class A Common Stock consist of: (i) 1,394,522 shares of Class A Common Stock as to which Mr. Quinn has sole investment and sole voting power, consisting of (A) 1,365,855 shares of Class A Common Stock owned directly by Mr. Quinn, and (B) options, which are exercisable within 60 days of the date hereof, to purchase 28,667 shares of Class A Common Stock; and (ii) 300,000 shares of Class A Common Stock owned by Quinn Family Partnership and as to which he shares voting and investment power as a result of his relationship with his wife who holds the sole power to vote and dispose of such shares as the Managing Partner of Quinn Family Partnership.

[2]	2,028,667 shares of Class A Common Stock are added to the 11,026,711 shares of Class A Common Stock reported by the Issuer as outstanding as of October 31, 2004, to reflect (i) the sale by the Issuer of 2,000,000 shares of Class A Common Stock in connection with the public offering of shares of the Issuer on December 15, 2004, and (ii) the assumed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 28,667 shares of Class A Common Stock.

[3]	Consists of (i) 1,365,855 shares of Class A Common Stock owned directly by Mr. Quinn, and (ii) options, which are exercisable within 60 days of the date hereof, to purchase 28,667 shares of Class A Common Stock.

Quinn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mrs. Quinn is a citizen of the United States of America. As stated in Item 5(a) hereof, Mr. Quinn expressly disclaims beneficial ownership of the 300,000 shares of Class A Common Stock held by Quinn Family Partnership.

(c) In connection with a public offering of shares of the Issuer on December 15, 2004, Mr. Quinn sold 900,000 shares of the Class A Common Stock of the Issuer, and Quinn Family Partnership, a Tennessee general partnership, of which Mr. Quinn’s wife, Anna Marie Quinn, is general partner, sold 100,000 shares of Class A Common Stock of the Issuer. On December 28, 2004, Mr. Quinn sold 50,000 shares of Class A Common Stock pursuant to an over-allotment option granted to the underwriters in connection with the public offering.

(d) See Item 5(b).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with a public offering of shares of the Issuer on December 15, 2004, Mr. Quinn has agreed with Legg Mason Wood Walker, Incorporated, Morgan Keegan & Company, Inc., BB&T Capital Markets, and Stephens Inc., acting on behalf of themselves and as the representatives of the several underwriters, (i) that Mr. Quinn will not offer, sell, pledge, contract to sell, or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock of the Issuer or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, enter into a transaction that would have the same effect, or enter into a swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, whether any of these transactions are to be settled by delivery of Class A Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, or disposition, or to enter into any transaction, swap hedge, or other arrangement, without, in each case, the prior written consent of Legg Mason Wood Walker, Incorporated for a period of 90 days after the date of the prospectus, which was December 9, 2004; and (ii) to grant the underwriters the option, exercisable for 30 days from the date of the prospectus, which was December 9, 2004, to purchase up to 50,000 additional shares of Class A Common Stock at a price of $24.05 per share for the purpose of covering over-allotments, if any, in connection with the offering.

Item 7.	Material to Be Filed as Exhibits.

Underwriting Agreement, dated December 9, 2004, among U.S. Xpress Enterprises, Inc., the selling shareholders in the public offering, and Legg Mason Wood Walker, Incorporated, Morgan Keegan & Company, Inc., BB&T Capital Markets, and Stephens Inc., acting on behalf of themselves and as the representatives of the several underwriters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2005	/s/ Patrick E. Quinn
(Date)	Patrick E. Quinn